Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

November 28, 2012

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

            Re:  Withdrawal of Post-Effective Amendment on Form N-1A
                        Accession Number: 0001081400-12-000341 (File No.: 333-74295)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned Post-Effective Amendment to the Registration Statement filed on Form 485BPOS on November 26, 2012 (the "Registration Statement") for Wells Fargo Funds Trust (the "Trust").  The filing was Post-Effective Amendment No. 268.

The filing of Form 485BPOS for the Trust done on November 26, 2012 contained an erroneous prospectus. We will be replacing Post-Effective Amendment No. 268 on November 28, 2012.

Please direct all inquiries to Brian Montana at 617-210-3662.

Very truly yours,
\s\ Brian Montana
Brian Montana